4
1
<SROS>NYSE
<REPORTING-OWNER>
  0001211835
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Getty Images, Inc.
  0001047202
  <IRS-NUMBER>98-0177556
</SUBJECT-COMPANY>
<PERIOD>01/24/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Miskimens, Scott Andre
   22224 NE 189th CT


   Woodinville, WA  98072
2. Issuer Name and Ticker or Trading Symbol
   Getty Images, Inc. (GYI)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   1/24/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   SVP
   Content & Artists Operations
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (Right to$16.85                                                                     03/30/02     03/30/11
 buy)
Employee Stock Option (Right to$12.82                                                                     10/09/02     10/09/11
 buy)
Employee Stock Option (Right to$16.94                                                                     07/17/02     07/17/11
 buy)
Employee Stock Option (Right to$19.95                                                                     12/04/02     12/04/11
 buy)
Employee Stock Option (Right to$29.10                                                                     05/30/01     05/30/10
 buy)
Employee Stock Option (Right to$29.63          01/24/03       A         25,000                            01/24/04 (1) 01/24/13
 buy)
Employee Stock Option (Right to$43.44                                                                     01/12/01     01/12/10
 buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (Right to          Common Stock                   9,375                     9,375         D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   4,000                     4,000         D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   5,569                     5,569         D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   20,000                    20,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   10,000                    10,000        D   Direct
 buy)
Employee Stock Option (Right to01/24/03  Common Stock                   25,000                    25,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   25,000                    25,000        D   Direct
 buy)

Explanation of Responses:

(1)
This option vests as to 25% on January 24, 2004 and the remainder vests ratably as of the twenty-fourth of each month thereafter for the following three years.

SIGNATURE OF REPORTING PERSON
/S/ Miskimens, Scott Andre
DATE 01/28/03